AH 3/11/2004

VF 3-18-04

04002997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16324

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2004 WASHINGTON, DC 193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Detwiler, Mitchell, Fenton & Graves, Inc. (formerly known as Fechtor, Detwiler & Co., Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
225 Franklin Street, 20th Floor
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen D. Martino 617-747-0154
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLP
(Name - if *individual, state last, first, middle name)*

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3.25.2004

OATH OR AFFIRMATION

I, Stephen D. Martino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Detwiler, Mitchell, Fenton & Graves, Inc. (formerly known as Fechtor, Detwiler & Co., Inc.), as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None.

On the 25th day of FEB, 2004, before me, the undersigned notary public, personally appeared STEPHEN D. MARTINO proved to me through satisfactory evidence of identification, which were KNOWN, to be the person whose name is signed on the preceding or attached document and acknowledged to me that he/she signed it voluntarily for its stated purpose.

TANYA H. GELLER, Notary Public
My Commission Expires October 22, 2010

Signature

Chief Financial Officer

Title

This report" contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (1) An Oath or Affirmation.
- [ ] (m)A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

(Supplemental Report on Internal Control Structure)

**For conditions *of confidential treatment of certain portions of this filing*, see *section 240.17a-5(e)(3)*.

Detwiler, Mitchell, Fenton & Graves, Inc. and Subsidiary
(Formerly Fechtor, Detwiler & Co., Inc.)
(A wholly owned subsidiary of Detwiler, Mitchell & Co.)

(SEC File Number 8-16324)

Consolidated Financial Statements and Supplemental Schedule
for the Year Ended December 31, 2003 and
Independent Auditors' Report and Supplemental
Report on Internal Control

DETWILER, MITCHELL, FENTON & GRAVES, INC. AND SUBSIDIARY
(FORMERLY FECHTOR, DETWILER & CO., INC.)
TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

Report of Independent Auditors

To the Board of Directors of
Detwiler, Mitchell, Fenton & Graves, Inc. and subsidiary:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Detwiler, Mitchell, Fenton & Graves, Inc. (the "Company") at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying statements of computation of net capital under SEC rule 15c3-1, computation for determination of reserve requirements under SEC rule 15c3-3, and information relating to possession of control requirements under SEC rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, have extensive transactions and relationships with other members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 20, 2004

DETWILER, MITCHELL, FENTON & GRAVES, INC. AND SUBSIDIARY
(FORMERLY FECHTOR, DETWILER & CO., INC.)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AT DECEMBER 31, 2003

ASSETS	
Cash and cash equivalents	$ 1,978,518
Security deposits (Note 10)	194,815
Deposit with clearing organization (Note 6)	250,000
Commissions and other receivables	733,765
Fixed assets, net (Note 4)	329,372
Prepaid expenses and other assets	250,050
Total Assets	$ 3,736,520
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Salaries and commissions payable (Note 5)	$ 1,172,455
Accounts payable and accrued liabilities	328,969
Total Liabilities	1,501,424
Commitments and contingencies (Notes 5, 8 and 10)	
STOCKHOLDER'S EQUITY (Notes 6 and 9)	
Common stock, no par value, authorized 7,500 shares, 900 issued and outstanding	131,563
Paid-in-capital	2,019,740
Retained earnings	447,435
Distributions to affiliates	(363,642)
Total Stockholder's Equity	2,235,096
Total Liabilities and Stockholder's Equity	$ 3,736,520

See accompanying notes to consolidated financial statements.

DETWILER, MITCHELL, FENTON & GRAVES, INC. AND SUBSIDIARY
(FORMERLY FECHTOR, DETWILER & CO., INC.)
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Commissions	$ 10,810,637
Realized and unrealized gains on investments (Note 3)	360,260
Interest and other	327,989
Total revenues	11,498,886
EXPENSES:	
Compensation and benefits (Note 5)	7,082,980
General and administrative	1,650,149
Occupancy, communications and systems (Note 10)	1,201,328
Execution costs	847,989
Interest	2,544
Total expenses	10,784,990
Income before income taxes	713,896
Income tax expense (Note 7)	(266,461)
Net income	$ 447,435

See accompanying notes to consolidated financial statements.

DETWILER, MITCHELL, FENTON & GRAVES, INC. AND SUBSIDIARY
(FORMERLY FECHTOR, DETWILER & CO., INC.)
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Distributions to Affiliates	Total
DECEMBER 31, 2002	$ 131,563	$ 1,412,096	$ -	$ -	$ 1,543,659
Addition to paid-in-capital (Note 9)	-	607,644	-	-	607,644
Distributions to affiliates (Note 9)	-	-	-	(363,642)	(363,642)
Net income	-	-	447,435	-	447,435
DECEMBER 31, 2003	$ 131,563	$ 2,019,740	$ 447,435	$ (363,642)	$ 2,235,096

See accompanying notes to consolidated financial statements.

DETWILER, MITCHELL, FENTON & GRAVES, INC. AND SUBSIDIARY
(FORMERLY FECHTOR, DETWILER & CO., INC.)
CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 447,435
Adjustments to reconcile net loss to net cash from operating activities:	
Depreciation and amortization	172,046
Changes in:	
Security deposits	(29)
Deposit with clearing organization	6,000
Commissions and other receivables	(24,771)
Prepaid expenses and other assets	(81,115)
Salaries and commissions payable	551,255
Accounts payable and accrued liabilities	(24,640)
Net cash provided by operating activities	1,046,181
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of fixed assets	(227,698)
Net cash used in investment activities	(227,698)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to affiliates	(363,642)
Addition to paid-in-capital	607,644
Net cash provided by financing activities	244,002
Net increase in cash and cash equivalents	1,062,485
Cash and cash equivalents at beginning of year	916,033
Cash and cash equivalents at end of year	$ 1,978,518

See accompanying notes to consolidated financial statements.

DETWILER, MITCHELL, FENTON & GRAVES, INC. AND SUBSIDIARY
(FORMERLY FECHTOR, DETWILER & CO., INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003

1. ORGANIZATION

On December 30, 2003, the Company changed its name to Detwiler, Mitchell, Fenton & Graves, Inc. ("DMFG" or the "Company") from Fechtor, Detwiler & Co., Inc. DMFG, a wholly owned subsidiary of Detwiler, Mitchell & Co. ("DMC" or "Parent"), is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Boston Stock Exchange and the National Association of Securities Dealers. DMFG has offices in Massachusetts, California and Connecticut.

The Company's wholly owned subsidiary, DMC Insurance Agency, Inc., is a licensed insurance agency, began operations in 2003 and sells insurance products.

DMFG introduces customer transactions on a fully disclosed basis to its clearing broker National Financial Services LLC ("NFS"), a wholly owned subsidiary of Fidelity Investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles. In the opinion of management, all adjustments, consisting only of normal recurring accruals, have been made to present fairly the financial statements of the Company.

Principles of Consolidation — The consolidated financial statements of the Company include the accounts of its wholly owned subsidiaries. All material intercompany transactions have been eliminated in consolidation.

Cash Equivalents — Cash equivalents include instruments with an original maturity of three months or less. At times, the Company maintains cash and cash equivalents deposits in excess of Federally insured limits at certain financial institutions. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Securities Transactions — Proprietary securities transactions in regular way trades are recorded on the settlement date (normally the third business day following the trade date) which is not materially different from the trade date. Securities transactions for customers are reported on the settlement date. Commission revenues and expenses are recorded on the trade date.

Non-Marketable Investments — Non-marketable investments are recorded at fair value and may result in the recognition of unrealized gains or losses due to changes in their fair value. Realized gains and losses are recognized when the investment is sold.

Fixed Assets – Fixed assets are stated at cost with depreciation and amortization expense recorded using the straight line method over periods ranging from three to seven years.

Fair Value of Other Financial Instruments — The carrying amount of receivables and payables are reported in the statement of financial condition at fair value. Securities for which market quotations are not readily available are determined at fair value as determined in good faith by management.

Salaries and Commissions Payable — Capital markets employees are paid a guaranteed salary with bonuses payable for commissions generated in excess of guaranteed salaries. Bonus payments are deferred with 75% being paid annually and the remaining 25% paid over a three-year vesting period beginning the following year. Deferred bonuses are forfeited by any employee upon termination prior to the completion of their employment during the vesting period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes — Income tax liabilities or assets are recorded through charges or credits to the statement of operations for the estimated income taxes payable or refundable for the current period. Deferred income tax assets are recorded for future tax consequences attributable to differences between the financial statement carrying amounts of assets and their respective tax bases. Deferred income tax assets are measured using enacted income tax rates and a valuation allowance is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized.

Use of Estimates — The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the accompanying financial statements. Actual results could vary from the estimates that were used.

3. REALIZED AND UNREALIZED GAINS ON INVESTMENT SECURITIES

In 2003, the Company realized a $351,000 gain on the sale of warrants which were received in 2000 in consideration of certain investment banking services. The warrants were initially recorded as an investment security, with a zero basis, as the exercise price of the warrants was well below the market value of the underlying common stock had limited liquidity and only nominal value. The Company recorded unrealized gains on the warrants of $25,000 in the second quarter of 2003 and $13,000 in the third quarter of 2003 as the fair value of the underlying common stock exceeded the exercise price of the warrants. In the fourth quarter of 2003, the Company exercised such warrants and realized a gain of $351,000 on the subsequent sale of the common shares. Additionally, in the fourth quarter of 2003, the Company recorded an unrealized a gain of $9,000 from warrants received in 2001 for the performance of investment banking services.

4. FIXED ASSETS, NET

Fixed assets at December 31, 2003 follows:

Computer hardware and software	$ 471,461
Furniture and equipment	154,473
Leasehold improvements	29,507
Artwork and rugs	19,391
	674,832
Less accumulated depreciation and amortization	(345,460)
	$ 329,372

Depreciation and amortization expense was $172,046 for the year ended December 31, 2003.

5. SALARIES AND COMMISSIONS PAYABLE

2003 Capital Markets Compensation Plan

Commissions accrue for institutional salesmen, research analysts and traders (collectively "Capital Markets Employees") at 48% of eligible commission revenues. Deferred commissions are payable in two components with 75% paid in the year earned, after deduction of base salaries, and 25% paid over a three-year vesting period beginning the following year. In consideration of the aforementioned compensation plan (the "Plan"), key Capital Markets Employees executed employment agreements with clauses agreeing not to compete with the Firm for six months following their termination.

5. SALARIES AND COMMISSIONS PAYABLE (CONTINUED)

Salaries and commissions payable at December 31, 2003 follows:

Capital markets – current	$	762,018
Capital markets – deferred		256,906
Retail, executive and administrative – current		43,531
Executive – deferred		110,000
	$	1,172,455

Activity in deferred commissions payable for Capital Markets for the year ended December 31, 2003 follows:

Balance at the beginning of year	$	54,426
Additions from the vesting provisions of unrecorded deferred commissions		294,474
Payments to employees from vesting provisions		(87,777)
Forfeiture from termination of an employee		(4,217)
Balance at the end of year	$	256,906

The effect of this compensation Plan for Capital Markets Employees has significantly increased the working capital of the Company. However, there are significant, unrecorded, deferred commissions yet to be recorded in the financial statements of the Company. This amount will be recorded in future periods contingent upon continuing employment of individual key Capital Markets Employees. Unvested, and therefore unrecorded, deferred compensation at December 31, 2003 was $1,061,658. Unvested deferred compensation will be amortized to compensation expense in future periods through December 2007 on a straight line method as it vests. Deferred commissions will be forfeited by any employee upon termination prior to completion of their employment during the vesting period.

If the vesting provision of the deferred commission obligation was not in effect, and all commissions were paid to Capital Market Employees on a current basis, compensation and benefits expense for 2003 would have increased by $753,492 from $7,082,980 to $7,836,472 and income before income taxes would have decreased by $753,492 from $713,896 to a loss before income taxes of $39,596.

2004 Capital Markets Compensation Plan

Effective January 1, 2004, key Capital Markets Employees each executed new employment agreements (the "New Agreements") with the Firm. The New Agreements extend employment on a month-to-month basis, reaffirmed and extended the non-compete clauses to a period of nine-months following termination (from six months in 2003) and modified certain payment provisions in a new compensation plan (the "New Compensation Plan"). Under the New Compensation Plan, Capital Markets Employees will earn commissions at 50% of commission revenues (from 48% in periods prior to 2004). Additionally, the current pay-out percentage in 2004 will decrease to 70% (from 75% in periods prior to 2004) and the amount of commissions which will be deferred will increase to 30% paid over a three-year vesting period beginning the following year (from 25% in periods prior to 2004). Deferred compensation will continue to be forfeited by any employee upon termination and employment agreements with clauses agreeing not to compete remaining intact. In consideration for entering into the New Agreements, Capital Markets Employees received signing bonuses totaling $181,250, which was recorded as compensation expense in December 2003.

6. NET CAPITAL REQUIREMENT

DMFG is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Net capital is computed under the alternative method permitted by the Rule, which requires minimum net capital to be $100,078. At December 31, 2003, DMFG's net capital was $1,458,054 or $1,357,976 in excess of its minimum net capital requirement of $100,078.

A computation of the reserve requirement is not applicable to DMFG and subsidiary as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

DMFG is a fully disclosed broker dealer with National Financial Services LLC ("NFS"), a wholly owned subsidiary of Fidelity Investments. During the second quarter of 2003, NFS lowered its agreed-upon minimum net capital requirement for DMFG to $500,000. The Company maintained a $250,000 clearing deposit with NFS at December 31, 2003.

7. INCOME TAX EXPENSE

Income tax expense for the year ended December 31 follows:

	2003
Current:	
Federal	$ 228,767
State	37,694
Deferred:	
Federal	37,451
State	6,609
Valuation allowance	(44,060)
	$ 266,461

8. REPRESENTATIONS AND WARRANTIES

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the Company under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

9. STOCKHOLDER'S EQUITY

In 2003, distributions to affiliates of $363,642 were recorded as a reduction of stockholder's equity. Additionally, in 2003, the Company received $607,645 of capital infusions from the parent company of DMFG and were recorded as an increase in additional paid-in-capital.

10. COMMITMENTS AND CONTINGENCIES

Lease Obligation

The Company leases office space under a non-cancelable lease expiring July 1, 2007. Annual rental payments are exclusive of increases for real estate taxes and certain building operating expenses. Total rent expense, including real estate taxes and utilities, was $635,554 for the year ended December 31, 2003.

10. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Lease Obligation (Continued)

Future minimum annual lease payments under the non-cancelable lease at December 31, 2003 follows:

2004	$	555,000
2005		555,000
2006		555,000
2007		277,500
Total	$	1,942,500

In connection with the lease obligation, a U.S. Treasury security with a value of $191,715 at December 31, 2003 is pledged as collateral and is recorded as a security deposit on the statement of financial condition.

Legal Proceedings

The Company from time to time is subject to other legal proceedings and claims which arise in the ordinary course of its business. Management believes that resolution of these matters will not have a material adverse effect on the Company's results of operations or financial condition.

11. CONCENTRATIONS OF CREDIT RISK AND OFF-BALANCE SHEET CREDIT RISK

The Company clears all of its securities transactions through a clearing broker on a fully-disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded no liabilities with regard to the right. During 2003, the Company paid no claims to the clearing broker related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which is conducts business.

DETWILER, MITCHELL, FENTON & GRAVES, INC.
(FORMERLY FECHTOR, DETWILER & CO., INC.)
STATEMENT OF COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
AT DECEMBER 31, 2003

NET CAPITAL:	
Total stockholder's equity	$ 2,232,291
Less non-allowable assets:	
Property, furniture and equipment	(329,372)
Security deposits	(194,815)
Prepaid expenses and other assets	(250,050)
NET CAPITAL	1,458,054
Minimum Net Capital Requirement of 6 2/3% of aggregate indebtedness of $1,501,173 or $100,000, whichever is greater	100,078
EXCESS NET CAPITAL	$ 1,357,976
SCHEDULE OF AGGREGATE INDEBTEDNESS:	
Aggregate Indebtedness	$ 1,501,173
Ratio of Aggregate Indebtedness to Net Capital	1.03 to 1.00

The computation of net capital above does not materially differ from that reported by the Company in its amended FOCUS Report filed on Form X-17A-5 at December 31, 2003.

DETWILER, MITCHELL, FENTON & GRAVES, INC.
(FORMERLY FECHTOR, DETWILER & CO., INC.)
STATEMENT OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2003

A computation of the reserve requirement is not applicable to DMFG and subsidiary as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

DETWILER, MITCHELL, FENTON & GRAVES, INC.
(FORMERLY FECHTOR, DETWILER & CO., INC.)
STATEMENT OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2003

Information relating to possession or control requirements is not applicable to DMFG and subsidiary as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

PRICEWATERHOUSECOOPERS

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To Board of Directors of Detwiler, Mitchell, Fenton & Graves, Inc. and subsidiary:

In planning and performing our audit of the financial statements and supplemental schedules of Detwiler, Mitchell, Fenton & Graves, Inc. and subsidiary (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

PRICEWATERHOUSECOOPERS

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 20, 2003